MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) reviews the activities of First Point Minerals Corp. (“First Point”, or the “Company”) and compares the financial results for the first quarter of 2006 with those of the corresponding period in 2005. In order to gain a more complete understanding of the Company’s financial condition and results of operations, this MD&A should be read in conjunction with the audited and unaudited consolidated financial statements and accompanying notes for all relevant periods, copies of which are filed on the SEDAR website.

First Point prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls made during the period covered by these interim filings. All monetary amounts are in Canadian dollars unless otherwise noted.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of First Point is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward-looking information.

The forward-looking information is only made as of the date of this MD&A, May 29, 2006 (the “Report Date”).

1. Overview

The Company was incorporated as a junior capital pool company in the province of Alberta on February 2, 1995, and established itself as a mineral exploration company in June 1996. The Company’s shares are listed on the TSX Venture Exchange (the “Exchange”), trading under the symbol “FPX”.

The Company explores for precious metals. Its exploration efforts at the present time are focused on the exploration and development of precious metal properties in Central America, particularly in Nicaragua and Honduras. First Point has two principal properties, the Rio Luna gold property in Nicaragua, and the Cacamuya gold property in Honduras.

First Point completed a private placement financing in March 2006, raising gross proceeds of $1,626,700.  As a consequence, the Company is now adequately financed to fund the next phase of drilling at the Rio Luna, and to continue with its regional reconnaissance exploration programs on the recently acquired Boaco Viejo concession in Nicaragua, as well as other areas of interest in Central America where concessions have been applied for.

Aquila Resources Corp., a private company in which First Point holds 2,506,573 shares, completed a reverse take-over of JML Resources Ltd., a Toronto-based exploration company in May, 2006.  Aquila Resources Inc. (“Aquila”), the resulting company, went public on May 1, 2006 and has begun trading on the TSX-V (trading symbol “AQA”).  As of the Report Date, First Point holds a 6.4% interest in Aquila.

2. Results of Operations

First Point explores for precious metal deposits, none of which have been advanced to the point where a production decision can be made.  As a consequence,the Company has no producing properties, and no sales or revenues.

The net loss for the quarter ended March 31, 2006 was $348,217 (2005 - $66,202).

General and administrative expenses, which includes stock-based compensation expense and general exploration expenses (i.e. exploration expenses that are not specifically for the benefit of a particular property) for the quarter ended March 31, 2006 totaled $348,217.  Stock-based compensation expense of $276,058 in the quarter arose as a result of the granting of options on 1,450,000 shares during the quarter, all of which were fully vested.  No stock options were granted in the comparable quarter in the prior year.  Excluding stock-based compensation expense, general and administrative expenses were $72,159 (2005 - $67,308).

General exploration expenses were higher in 2006 ($22,629, compared to $10,167 in 2005) as the Company increased its reconnaissance exploration activities in Central America during the current quarter as compared to the first quarter in 2005, resulting in the higher exploration expenses.  Most other general and administrative costs in the current quarter were at levels similar to the comparable quarter in 2005, except for accounting, legal and audit fees that increased by $4,878 and Trust and filing fees that increased by $4,287.  As a result of cost containment measures implemented in the second half of 2005, during the first quarter of 2006 Management fees and Wages decreased by $10,803 and $13,049, respectively, as compared to the first quarter of 2005.

Nicaraguan operations:

The Company’s expenditures on the Rio Luna property during the first three months of 2006 were $214,887 (2005 - $98,456), all of which were capitalized and deferred in accordance with the Company’s accounting policies.

During the first quarter of 2006, First Point continued with its prospecting, trenching and assaying programs at Rio Luna, carrying out a systematic exploration and evaluation of previously untested areas for the presence of additional vein systems beneath the soil cover.  Following the announcement in late January that the Company had made arrangements for a significant financing, the level of activity at Rio Luna was ramped up in preparation for a drilling program planned for the second quarter.

Honduran operations:

First Point’s deferred exploration expenditures on the Cacamuya property during the first quarter of 2006 were $5,913 (2005 - $9,711), as work was limited to mainly “care and maintenance” in light of the continuing moratorium imposed by the Honduran government several years ago on the transfer of title to mineral concessions.  The moratorium severely constrains the Company’s ability to negotiate terms for a potential joint venturing of this property to a third party. Without some assurance that an interest in a mining concession can be placed on the public record, potential joint venture partners are unlikely to commit to significant exploration expenditures.

3. Summary of Quarterly Results

The following tables summarize information derived from the Company’s financial statements for each of the eight most recently completed quarters:

Quarter Ended:	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30
Year:	2006	2005	2005	2005	2005	2004	2004	2004

Net sales or total revenue ($000s)	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Income (loss) from continuing operations:
(i) in total (000s)	$(348)	$(118)	$(116)	$(85)	$(66)	$(141)	$(178)	$(157)
(ii) per share(1)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.01)

Net income or loss:
(i) in total (000s)	$(348)	$(118)	$(116)	$(85)	$(66)	$(138)	$(180)	$(144)
(ii) per share(1)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.01)

(1) Fully diluted loss per share amounts have not been calculated as they would be anti-dilutive.

4.      Liquidity and Capital Resources

First Point finances its activities primarily by issuing securities. Although conditions have been more favourable over the past six to nine months for junior resource sector companies seeking to complete equity financings, there is no assurance that funding will be accessible to First Point at the times and in the amounts required to fund the Company’s activities, as there are many circumstances that are beyond the control of First Point.  For example, the Company is dependent on investor sentiment remaining positive towards the minerals exploration business in general, and First Point in particular.  Many factors influence investor sentiment, including a positive climate for mineral exploration, the experience and caliber of a company’s management and a company’s track record in acquiring economically viable mineral deposits.  The minerals business is characterized by long lead times from discovery to development, and few exploration projects successfully make the transition to development.

Debt financing has not been used to fund the Company’s property acquisitions and exploration activities and First Point has no current plans to use debt financing. The Company has no “standby” credit facilities, or any off-balance sheet arrangements and it does not use hedges or other financial derivatives.

Cash and Financial Conditions

The Company’s cash position was $1,256,984 at March 31, 2006 (2005 - $32,768).  The Company’s working capital was $1,291,817 as at March 31, 2006 (2005 - deficiency of $21,475).

Financing Activities

During the current quarter, the Company completed a private placement, receiving gross proceeds of $1,626,700 (2005 - $nil).  The Company also received $36,500 (2005 - $nil) from the exercise of stock options and $3,800 (2005 - $26,414) from the exercise of finders’ warrants.  The Company received $nil (2005 - $27,000) from the redemption of funds lodged in a trust account.

Investing Activities

During the current quarter, the Company’s cash flow used for investing activities was $240,312 (2005 - $108,167) on mineral properties, all of which represented acquisition and exploration costs that were deferred.

Outlook:

It is anticipated that for the foreseeable future, First Point will continue to rely on the equities markets to meet its financing needs.

The Company may pursue opportunities to enter into joint venture arrangements to advance its projects.

5.      Outstanding share data as at the Report Date:

First Point has 49,093,244 common shares outstanding (68,241,198 shares fully diluted).  If the Company were to issue the 19,147,954 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would receive approximately $4,314,591.  There are 14,502,954 warrants outstanding with a conversion price of $0.20 per share, which expire at various dates between March 1, 2007 and December 21, 2007.  In addition, there are 4,645,000 stock options outstanding under the Company’s incentive stock option plan.  The stock options are exercisable at prices ranging from $0.19 to $0.55 per share, with expiry dates ranging to April 19, 2011.

6.      Transactions with related parties

First Point paid $9,197 (2005 - $20,000) in management fees for administrative services to Adera Company Management Inc. a private company controlled by J. Christopher Mitchell, who served as an officer and director of the Company.

First Point paid $10,136 (2005 - $nil) for legal and other services to Heenan Blaikie LLP, a law firm.  Mr. Rod Kirkham, a director of the Company, is a partner of Heenan Blaikie.

7.      Risk factors relating to the Company’s business

The Company is in the minerals exploration business, which is well known as an industry with many unquantifiable technical risks that even many years of experience and diligent application of sound scientific principles and business practices may not be able to completely mitigate.

Metal prices have increased substantially over the base several months and many mining companies are experiencing the best profit margins they have seen in years.  In past commodity booms, such circumstances have led to the imposition of increased taxes and royalties in some jurisdictions, as governments move to capture “windfall profits”.  Unfortunately, evidence is emerging in certain countries that this practice is beginning to occur again.  The governments who take such actions are ignoring the fact that the minerals business is very cyclical, and that prior to the current boom, mining companies had endured several years, in some cases stretching back a decade or more, of depressed prices.

Two other risk factors that are largely beyond the Company’s ability to control, the first legal, and the second commercial, are as follows:

Environmental issues

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.  Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for noncompliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and a trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Competition and agreements with other parties

There is intense competition within the minerals industry to acquire properties of merit, and First Point competes with other companies possessing greater technical and financial resources than itself.  The level of competition has increased over the last 18 to 24 months, as many other junior exploration companies have been able to complete equity financings recently.  This may impair the Company’s ability to acquire promising properties for future exploration.